UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)

Apollo Gold Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03761E102

(CUSIP Number)

Tamisuke Matsufuji President and Chief Operating Officer Jipangu Inc. 3-6-9 Kita-Shinagawa Shinagawa-Ku Tokyo, 140-0001 Japan 011-(81) 3-3474-3611

Name, Addresss and Telephone Number of Person Authorized to Receive Notices and Communications

October 17, 2005

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    [   ]

CUSIP NO. 03761E102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jipangu Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 23,650,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 23,650,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON CO

This Schedule 13D (Amendment No. 1) (this “Amendment”) amends the Schedule 13D filed by Jipangu Inc. (“Jipangu”) on June 13, 2005 (the “June Report”). This Amendment is being filed to disclose certain transactions entered into between Jipangu and Apollo Gold Corporation (the “Issuer”) on October 17, 2005.

On October 17, 2005, Jipangu and Jipangu International Inc., a Delaware corporation, a wholly owned subsidiary of Jipangu (“Buyer”), entered into a Stock Purchase Agreement (the “SPA”) with the Issuer and Apollo Gold, Inc., a Delaware corporation, a wholly-owned subsidiary of the Issuer (“Seller”) for the sale by the Seller of all of the outstanding shares of each of Florida Canyon Mining, Inc., a Delaware corporation, Standard Gold Mining, Inc., a Delaware corporation, and Apollo Gold Exploration, Inc., a Delaware corporation (collectively, the “Nevada Subsidiaries”), to the Buyer for US$14.0 million, subject to certain conditions (the “Mines Purchase”).

In addition, Jipangu and the Issuer entered into a Subscription Agreement on October 17, 2005 (the “Subscription Agreement”) for a US$3.5 million private placement (the “Private Placement”) under which Jipangu would purchase up to 11,650,000 units priced at Cdn$0.35 per unit, with each unit consisting of one common share of the Issuer and 0.17167 of a warrant (for a total of up to 2,000,000 warrants), with each whole warrant exercisable for two years at Cdn$0.39 for one common share of the Issuer. Jipangu and the Issuer also entered into a Registration Rights Agreement on October 17, 2005 (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to file a resale registration statement for the common shares and the common shares issuable upon exercise of the warrants issued pursuant to the Subscription Agreement. References herein to “Cdn$” are references to Canadian dollars.

If the Private Placement were completed and the warrants were exercised, Jipangu would own in the aggregate 19.7% of the Issuer’s common shares, based on 106,556,449 common shares of the Issuer outstanding as of October 17, 2005. Jipangu presently holds 9.4% of the Issuer’s common shares.

The closing of the Mines Purchase under the SPA is subject to certain customary conditions. In addition, Jipangu has the right to terminate the SPA if the excess of the aggregate assets of the Nevada Subsidiaries over the aggregate liabilities of the Nevada Subsidiaries at closing is less than $12,500,000. The SPA contemplates that the Mines Purchase will close on November 15, 2005. If the Mines Purchase does not close by December 1, 2005, either Jipangu or the Issuer may terminate the agreement, provided that the terminating party has not breached the agreement in a manner that has prevented the closing. The US$3.5 million Private Placement is conditional upon the completion of the Mines Purchase, and would not close until the 61st day after the closing of the Mines Purchase.

Also, on October 17, 2005, pursuant to the SPA, Jipangu advanced the Issuer US$2.5 million and the Issuer issued Jipangu a US$2.5 million promissory note due June 1, 2006 (the “Note”), unless the Issuer or any of its subsidiaries makes an assignment for the benefit of creditors; enters into bankruptcy, insolvency, reorganization, or liquidation proceedings; defaults in any payment to a third party in an aggregate amount in excess of $500,000; or other similar events, at which time the Note and any accrued interest would become immediately due and payable to Jipangu. The Note is non-interest bearing through December 1, 2005, after which the Note will bear interest at 7.3% per annum. At the closing of the Mines Purchase, the US$2.5 million advance would be credited toward the US$14 million purchase price in full satisfaction of the indebtedness evidenced by the Note.

If the Mines Purchase is not completed and the SPA is terminated by the Issuer due to Jipangu’s failure to meet its obligations under the agreement, the Issuer would have the right, but not the obligation, to apply the US$2.5 million advance to the subscription price for units of the Issuer in connection with the Private Placement described above. If the Issuer were to exercise this right, Jipangu would have the right, but not the obligation, to increase the total amount of its Private Placement investment to US $3.5 million. If the Mines Purchase is not completed and the SPA is terminated for any other reason, Jipangu would have the right, but not the obligation, to apply the US$2.5 million advance to the Private Placement subscription price for units of the Issuer. If Jipangu were to exercise this right, Jipangu would also have the right, but not the obligation, to increase the total amount of its Private Placement investment to US$3.5 million.

Item 3.    Source and Amount of Funds or Other Consideration

Jipangu anticipates that the source of funds to be used by Jipangu to purchase the units in the Private Placement will be Jipangu’s working capital. Jipangu anticipates that, if the Private Placement is completed and Jipangu subsequently exercises the warrants issued in the Private Placement, the source of funds to be used by Jipangu to exercise such warrants will be Jipangu’s working capital.

Item 4.    Purpose of Transaction

If the units are issued in the Private Placement, such units will be purchased by Jipangu for the purpose of investment. Jipangu anticipates that any subsequent exercise of warrants would also be for the purpose of investment. The description provided above of the transactions contemplated by the SPA, the Note, the Subscription Agreement and the Registration Rights Agreement is incorporated herein by reference. Such description is qualified in its entirety by the text of such agreements, which are included as exhibits to this Amendment.

Jipangu may, from time to time, consider additional plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s articles of incorporation, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above;

however, except for the matters described in this Amendment, Jipangu does not currently have any specific plan or proposal which relates to or would result in any of the foregoing.

Item 5.    Interest in Securities of the Issuer

Jipangu may be deemed, for purposes of the Securities Exchange Act of 1934, to be the beneficial owner of 23,650,000 common shares, no par value, of the Issuer, representing 19.7% of the outstanding common shares of the Issuer. This figure includes: (1) 10,000,000 common shares of the Issuer currently owned by Jipangu; (2) 11,650,000 common shares of the Issuer that may be issued to Jipangu pursuant to the Private Placement, if the maximum number of units is issued to Jipangu in the Private Placement; and (3) an additional 2,000,000 common shares of the Issuer that Jipangu would have the right to receive upon exercise of the warrants issued to Jipangu pursuant to the Private Placement, if the maximum number of units is issued to Jipangu in the Private Placement. Jipangu exercises sole voting power and sole investment power with respect to all common shares beneficially owned by Jipangu. Except for the transactions described in this Amendment, Jipangu has not engaged in any transactions in the common shares of the Issuer since the date of the June Report.

To the best of Jipangu’s knowledge, Bull Palace Corporation does not beneficially own any common shares of the Issuer, nor has it engaged in any transactions in the common shares of the Issuer since the date of the June Report.

To the best of Jipangu’s knowledge, none of the directors, officers or corporate auditors of Jipangu beneficially owns any common shares of the Issuer, nor have any of them engaged in any transactions in the common shares of the Issuer since the date of the June Report.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The subscription agreement dated June 1, 2005 between Jipangu and the Issuer (including a registration rights agreement) was filed as an exhibit to the June Report.

The letter of intent dated May 28, 2005 between Jipangu and the Issuer, as amended on June 1, 2005, was filed as an exhibit to the June Report, but has since expired in accordance with its terms.

The SPA, the Note and the Subscription Agreement (including the Registration Rights Agreement and form of warrant) described herein have been included as exhibits to this Amendment.

Item 7.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The following agreements have been filed as exhibits to this Amendment:

1.*	Stock Purchase Agreement dated October 17, 2005 among Jipangu, Jipangu International Inc., the Issuer and Apollo Gold, Inc.

2.*	Promissory Note by the Issuer, as maker, in favor of Jipangu, as holder, dated October 17, 2005.

3.*	Subscription Agreement dated October 17, 2005 between Jipangu and the Issuer (including Registration Rights Agreement and Form of Warrant).

*   Incorporated by reference to the Form 8-K filed by the Issuer on October 28, 2005.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED as of October 27, 2005

JIPANGU INC. By: /s/ Tamisuke Matsufuji Tamisuke Matsufuji President and Chief Executive Officer